Exhibit 99.66

ORLA MINING LTD.

DEFERRED SHARE UNIT PLAN

EFFECTIVE JUNE 27, 2018, AMENDED JUNE 12, 2019

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions: For the purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

(b)	“Board” means the Board of Directors of the Corporation;

(c)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(d)	“Committee” means the Board or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which may include any compensation committee of the Board;

(e)	“Corporation” means Orla Mining Ltd., a corporation existing under the Canada Business Corporations Act, and includes any successor corporation thereof;

(f)	“Deferred Share Unit” means the agreement by the Corporation to pay, and the right of the Participant to receive, a DSU Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Corporation and administrated pursuant to this Plan;

(g)	“Director” means a member of the Board or a member of the board of directors of an Affiliate from time to time;

(h)	“DSU Grant Date” means the date of grant of Deferred Share Units by the Committee in accordance with Section 3.02;

(i)	“DSU Grant Letter” has the meaning ascribed thereto in Section 3.03;

(j)	“DSU Payment” means, subject to any adjustment in accordance with Section 5.04, as determined by the Board or the Committee, in its sole discretion: (i) the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit held by the Participant on the Separation Date; (ii) the payment to a Participant of cash in an amount equal to the number of Deferred Share Units held by the Participant on the Separation Date multiplied by the Fair Market Value of one Share on the Redemption Date, or (iii) a combination thereof;

(k)	“Eligible Director” means a person who is a Director or a member of the board of directors of any Affiliate of the Corporation and who, at the relevant time, is not otherwise an employee or a consultant of the Corporation or of any Affiliate, and such person shall continue to be an Eligible Director for so long as such person continues to be a member of such board(s) of directors and is not otherwise an employee or a consultant of the Corporation or of any Affiliate;

(l)	“Fair Market Value” means, at any date, the higher of: (i) weighted average price per share at which the Shares have traded on the TSX during the last five (5) trading days prior to that date; and (ii) the closing price of the Shares on the TSX on the date prior to the relevant date or, if the Shares are not then listed and posted for trading on the TSX, then on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board, or, if the Shares are not then listed and posted for trading on any stock exchange, then it shall be the fair market value per Share as determined by the Committee in its sole discretion; and for such purposes, the weighted average price per share at which the Shares have traded on the TSX or on any other stock exchange shall be calculated by dividing: (i) the aggregate sale price for all of the Shares traded on such stock exchange during the relevant five (5) trading days by (ii) the aggregate number of Shares traded on such stock exchange during the relevant five (5) trading days;

(m)	“Insider” means an insider as defined in the TSX Company Manual;

(n)	“Market Value” means the closing trading price of the Shares on the DSU Grant Date or other applicable date, as reported by the TSX. If the Shares are not trading on the TSX, then the Market Value shall be determined based on the trading price on such stock exchange or over-the-counter market on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

(o)	“Participant” means each Eligible Director to whom Deferred Share Units are issued;

(p)	“Plan” means this 2018 Deferred Share Unit Plan;

(q)	“Redemption Date” with respect to a Participant who had a Separation Date, means, subject to Section 3.05, such date as the Corporation determines which shall be no earlier than 30 days but no later than 60 days after the Separation Date (or no earlier than 30 days but no later than 60 days after the expiry of a blackout period if such blackout period was in effect on the Separation Date), provided, that with respect to a Participant who is United States taxpayer, if a blackout period was in effect on the Separation Date, the Redemption Date shall be no later than the later of (i) 60 days after the Separation Date or (ii) the first day following the end of the blackout period in which Shares are traded on the TSX or another stock exchange and provided further in no case may the Redemption Date be prior to the Separation Date or later than the last day of the calendar year commencing immediately after the Participant's Separation Date;

(r)	“Security Based Compensation Arrangement” includes, without limitation: (i) stock option plans for the benefit of employees, insiders, service providers or any one of such groups; (ii) individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever, but shall not include the 500,000 Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”;

(s)	“Separation Date” means the date on which the Participant ceases to be an Eligible Director for any reason whatsoever and is not an officer or employee of the Corporation or any Affiliate;

(t)	“Shares” means the shares of the Corporation;

(u)	“TSX” means the Toronto Stock Exchange;

(v)	“TSX Company Manual” means the TSX Company Manual setting forth the rules and policies of the TSX, as the same may be amended from time to time; and

(w)	“year” means a calendar year unless otherwise specified.

Section 1.02     Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

Section 1.03    Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04     References to this Deferred Share Unit Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05   Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to Canadian dollars.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE DEFERRED SHARE PLAN

Section 2.01     Purpose of the Deferred Share Unit Plan: The purpose of this Plan is to strengthen the alignment of interests between the Eligible Directors and the shareholders of the Corporation by linking a portion of annual director compensation, as determined by the Committee from time to time, to the future value of the Shares. In addition, the Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of Directors of the Corporation and its Affiliates, it being generally recognized that the Plan aids in attracting, retaining and encouraging Director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Shares.

Section 2.02     Administration of the Deferred Share Unit Plan: The Plan shall be administered by the Committee and the Committee shall have full discretionary authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03     Delegation to Committee: All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by the Committee.

Section 2.04     Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(i)	the name and address of each Participant in the Plan;

(ii)	the number of Deferred Share Units granted to each Participant under the Plan;

(iii)	the number of Deferred Share Units credited to a Participant pursuant to Section 3.04 hereof;

(iv)	the date on which Deferred Share Units were granted or credited to a Participant;

(v)	the Redemption Date of Deferred Shares Units; and

(vi)	the form and amount of each DSU Payment.

Section 2.05     Compliance with Income Tax Act (Canada): Notwithstanding any other provisions of the Plan, all actions of the Board, the Committee and the Corporation shall be such that the Plan continuously meets the conditions in paragraph 6801(d) of the regulations under the Income Tax Act (Canada), or any successor provision, in order for the Plan to qualify as a “prescribed plan or arrangement” for the purposes of the definition of a “salary deferral arrangement” contained in subsection 248(1) of the Income Tax Act (Canada).

ARTICLE THREE

DEFERRED SHARE UNIT PLAN

Section 3.01     Deferred Share Unit Plan: A Deferred Share Unit Plan is established for Eligible Directors.

Section 3.02     Grant of Deferred Share Units: The Committee may grant to each Participant on each DSU Grant Date, that number of DSUs as determined by resolution of the Committee. The DSU Payment in respect of DSUs granted to an Eligible Participant may be satisfied, upon redemption in accordance with section 3.05, in the sole discretion of the Committee, in cash or by way of issuance of Shares from treasury or any combination thereof.

Section 3.03     Deferred Share Unit Letter: Each grant of Deferred Share Units under the Plan shall be evidenced by a letter of the Corporation (a “DSU Grant Letter”). Such Deferred Share Units shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a DSU Grant Letter. The provisions of the various DSU Grant Letters entered into under the Plan need not be identical, and may vary from Participant to Participant. To the extent that there is any inconsistency between the Plan and the Deferred Share Unit grant letter or any other communications, the Plan shall prevail.

Section 3.04     Dividends: Subject to the absolute discretion of the Committee, in the event that a dividend (other than a stock dividend) is declared and paid by the Corporation on Shares, the Committee may elect to credit each Participant with additional Deferred Share Units. In such case, the number of additional Deferred Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Deferred Share Units in the Participant’s account had been Shares divided by the Market Value of a Share on the date on which dividends were paid by the Corporation.

Section 3.05     Redemption of Deferred Share Units:

(a)	Subject to Sections 3.05(b) and 4.01, as soon as practicable following the Separation Date, each Deferred Share Unit held by a Participant who ceases to be an Eligible Director shall be redeemed by the Corporation on the relevant Redemption Date for a DSU Payment to be made to the Participant (or after the Participant’s death, a dependent, relative or legal representative of the Participant) on such Redemption Date on the basis of issue of one fully paid Share from treasury for each Deferred Share Unit held by a Participant, without any further action on the part of the holder of the Deferred Share Unit in accordance with this Article Three, less any applicable taxes and other source deductions required to be withheld by the Corporation.

(b)	In the event that the Corporation elects to satisfy all or a part of the DSU Payment in cash, the Deferred Share Units shall be redeemed and payment made by the Corporation to the Participant subject to Section 4.01. The amount of the cash payment will be determined by multiplying the number of Deferred Share Units being redeemed for cash, by the Fair Market Value of one Share on the Redemption Date, less any applicable taxes and other source deductions required to be withheld by the Corporation.

(c)	Fractional Deferred Share Units shall be cancelled for no consideration.

(d)	For certainty, DSU Payments will be made on the applicable Redemption Date which shall be no later than December 31 of the year following the year of the Participant’s Separation Date.

Section 3.06     Maximum Number of Shares:

(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 5.04 hereof, shall not exceed 2,000,000. Under no circumstances may the number of Shares issuable pursuant to Deferred Share Units, together with Shares issuable under all Security Based Compensation Arrangements of the Corporation, exceed 10% of the total number of Shares then outstanding. For purposes of this Section 3.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Deferred Share Unit.

(b)	The maximum number of Deferred Share Units available for grant to any one person in a 12-month period pursuant to this Plan, and any other Security Based Compensation Arrangements of the Corporation, is 5% of the total number of Shares then outstanding. For purposes of this Section 3.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(c)	The maximum number of Shares which may be issuable at any time to Insiders (as a group) pursuant to this Plan, or together with any other Security Based Compensation Arrangements of the Corporation, shall be 10% of the issued and outstanding Shares at the time of grant. The maximum number of Shares which may be issued within any one year period to Insiders (as a group) pursuant to this Plan, or together with any other Security Based Compensation Arrangements of the Corporation, shall be 10% of the issued and outstanding Shares. For purposes of this Section 3.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Deferred Share Unit.

(d)	The maximum equity value of Deferred Share Units which may be granted to each Eligible Director, together with all Security Based Compensation Arrangements of the Corporation, shall not exceed $150,000 (based on the Market Value of the Deferred Share Units) in any fiscal year.

(e)	For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares underlying any grants of Deferred Share Units that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled shall be added back to the Plan and again be available for future grant, whereas the number of Shares underlying any grants of Deferred Share Units that are issued shall not be available for future grant.

Section 3.07     Term of the Deferred Share Unit Plan: The Plan is effective as of June 27, 2018, as amended June 12, 2019. The Plan shall remain in effect until it is terminated by the Board, subject to the requirements of the stock exchange upon which the Shares of the Corporation are then listed. Upon termination of the Plan, the Corporation shall satisfy all obligations with respect to all remaining Deferred Share Units under Section 3.04 above, as at the applicable Separation Date for each of the remaining Participants.

Section 3.08     Blackout. Unless otherwise determined by the Committee, in the event that any Separation Date occurs during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, settlement of the applicable Deferred Share Units will occur on the applicable Redemption Date.

ARTICLE FOUR

TAX MATTERS

Section 4.01     Withholding Taxes: The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Shares or cash made under this Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or an Affiliate of the Corporation for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Shares, the Corporation shall have the right to require that a Participant sell a given number of Shares to the Corporation or an Affiliate of the Corporation sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the Participant’s vested Deferred Share Units.

Section 4.02     Code Section 409A. The Deferred Share Units are intended to be exempt from Code Section 409A as “short-term deferrals” and this Plan and all DSU Grant Letters shall be interpreted and administered accordingly. Notwithstanding the foregoing, in no event shall the Corporation or any of its Affiliates have any liability to any Participant for taxes, penalties or interest that may be assessed as a result of the application of Code Section 409A to any Deferred Share Units granted hereunder.

ARTICLE FIVE

GENERAL

Section 5.01     Amendment of Deferred Share Unit Plan: The Board or the Committee, as the case may be, may terminate, discontinue or amend the Plan at any time, provided that, without the consent of a Participant, such termination, discontinuance or amendment may not in any manner adversely affect such Participant’s rights under any Deferred Share Unit granted to such Participant under the Plan.

The Board or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Plan or Deferred Share Units under the Plan:

(a)	amendments to increase the number of Shares, other than by virtue of Section 5.04 of the Plan, which may be issued pursuant to the Plan;

(b)	amendments to this Section 5.01 of the Plan;

(c)	amendments to cancel and reissue Deferred Share Units;

(d)	amendments that extend the term of a Deferred Share Unit;

(e)	amendments to the participation limits in Section 3.06; or

(f)	amendments that would permit Deferred Share Units to be transferred other than for normal estate settlement purposes; or

(g)	materially modify the requirements as to eligibility for participation in the Plan.

The Board or the Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the Plan or Deferred Share Units under the Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the definitions;

(c)	amendments to reflect changes to applicable securities laws; and

(d)	amendments to ensure that the Deferred Share Units granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant may from time to time be a resident, or otherwise subject to tax therein.

Section 5.02     Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Deferred Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of this Plan shall be null and void.

Section 5.03     Rights as a Shareholder and Director: No holder of any Deferred Share Units shall have any rights as a shareholder of the Corporation at any time. Nothing in the Plan shall confer on any Eligible Director the right to continue as a Director of the Corporation or as a Director of any Affiliate of the Corporation or interfere with right to remove such Director.

Section 5.04     Adjustment in Number of Payments Subject to the Deferred Share Unit Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)       the number of Shares available under the Plan; and

(b)       the number of Shares subject to or underlying any Deferred Share Units.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

However, if there is an increase in the number of Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Shares or the issuance of Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Shares that a Participant will receive under his or her Deferred Share Unit Grant Letter award and no adjustment to the number of Shares available under the Plan.

Section 5.05     Unfunded Plan. The Plan shall be unfunded. The Corporation’s obligations hereunder shall (unless otherwise determined by the Committee) constitute a general, unsecured obligation, payable solely out of its general assets, and no holder of any Deferred Share Units or other person shall have any right to any specific assets of the Corporation. Neither the Corporation nor the Committee shall be required to segregate any assets that may at any time be represented by the amounts credited with respect to Deferred Share Units hereunder. Neither the Corporation nor the Committee shall be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan. No liability or obligation of the Corporation pursuant to the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property of the Corporation or any Affiliate.

Section 5.06     No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Deferred Share Units issued in accordance with the provisions of the Plan. No amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 5.07     Compliance with Applicable Law: If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.08      Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.